

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 7, 2009

Mr. Burton M. Tansky
Chief Executive Officer
Neiman Marcus, Inc.
1618 Main Street
Dallas, Texas 75201

      Re: **Neiman Marcus, Inc.**
            Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008
            Filed September 24, 2008
            Quarterly Report on Form 10-Q for the Period Ended May 2, 2009
            Filed June 10, 2009
            File No. 333-133184-12

Dear Mr. Tansky:

      We have reviewed your response to our letter dated September 10, 2009 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008

Note 1. Summary of Significant Accounting Policies, page F-11
Goodwill and Intangible Assets, page F-13

1.   We read your response to comment one of our letter dated September 10, 2009. We note you determined straight-line amortization of your customer lists was appropriate under paragraph 12 of SFAS no. 142. We do not object to this amortization method. However, we are not persuaded that a 15 year amortization life is appropriate to use with respect to your Neiman Marcus stores. In this regard, we read your response which stated, "[t]he valuation model with respect to the customer list of Neiman Marcus stores was predicated on a 14% annual attrition rate in our Known Customers." We also noted the valuation model assumed more than 75% attrition ten years post acquisition. Finally, your

valuation model assumed a 28% decrease in revenues within four years, and your actual decrease in revenues four years post acquisition, updated for fiscal 2009, was 28%. We believe the use of a shorter amortization life, such as 10 years, better corresponds with the distribution of expected revenues based on the information you have provided. Please confirm that you will revise your estimates on a timely basis when adverse trends develop and you have adjusted your accounting estimates and assumptions for the current fiscal year as appropriate given the actual attrition and revenues as reflected in your updated analysis.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding this comment, or me at (202) 551-3377 with any questions.

Sincerely,

Andrew Mew
Accounting Branch Chief